Filed Pursuant to Rule 433

Registration Statement No. 333-223441

June 11, 2019

REPUBLIC OF INDONESIA

Final Term Sheet

€750,000,000 1.45 per cent. Bonds due 2026 (the “2026 Bonds”)

1.	Issuer:	Republic of Indonesia (the “Republic”)

2.	Specified Currency:	Euros

3.	Principal Amount:	€750,000,000

4.	Public Offering Price:	99.744%

5.	Gross Proceeds:	€748,080,000

6.	Underwriting Discounts:	€299,232

7.	Net Proceeds (before expenses):	€747,780,768

8.	Interest Rate:	The 2026 Bonds will bear interest from June 18, 2019 at a rate of 1.45% per annum.

9.	Interest Payment Date:	Interest will be paid on September 18 of each year, commencing on September 18, 2020

10.	Maturity Date:	September 18, 2026

11.	Benchmark Bond:	DBR 0.50 02/15/26

12.	Benchmark Yield:	-0.493 per cent.

13.	Spread to Benchmark:	198 bps

14.	Benchmark Swap:	Interpolated 7.25-year Euro Midswap Rate

15.	Swap Rate:	0.037%

16.	Spread to Swap:	145 bps

17.	Re-offer Yield:	1.487%

18.	Specified Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

19.	Settlement Date:	June 18, 2019

20.	Day count:	Actual/Actual (ICMA)

21.	Listing:	Expected listing of the Securities on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange

22.	Settlement and Delivery:	The Republic expects that delivery of the Securities will be made against payment therefor on or about the Settlement Date, which will be the fifth business day following the date of pricing of the Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

23.	Joint Lead Managers/Underwriters:	Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, Mandiri Securities Pte. Ltd. and Standard Chartered Bank.

24.	Co-Managers:	PT Bahana Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

25.	Billing and Delivery:	The Hongkong and Shanghai Banking Corporation Limited

26.	Security Identifiers:	ISIN: XS2012546714 / Common Code: 201254671

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting HSBC by calling toll-free +1 866-811-8049.

A preliminary prospectus supplement dated June 11, 2019 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312519169658/d739666d424b3.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.